Exhibit 21.1

Subsidiaries of MediaMind Technologies Inc.

NAME	Jurisdiction of Incorporation/Organization
MediaMind Technologies Ltd.	Israel

Subsidiaries of MediaMind Technologies Ltd.

NAME	Jurisdiction of Incorporation/Organization
MediaMind Technologies LTD.	United Kingdom
Eyeblaster Propaganda Digital DO Brazil LTDA	Brazil
MediaMind Technologies Mexico SA DE C.V.	Mexico
MediaMind Technologies K.K.	Japan
MediaMind Technologies (Shanghai) Ltd.	China
MediaMind Technologies (Taiwan) Limited	Taiwan

Subsidiaries of MediaMind Technologies, LTD.

NAME	Jurisdiction of Incorporation/Organization
MediaMind SARL	France
MediaMind Technologies Pty. Ltd.	Australia
MediaMind Technologies GmbH	Germany
MediaMind Spain S.L.	Spain
MediaMind Technologies Hong Kong Limited	Hong Kong